SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)
BIOTIME INC.
(Name of Issuer)

Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Alfred D. Kingsley
Greenway Partners, L.P.
150 E. 57th Street
New York, New York 10022

(212) 355-6800
(Name, address and telephone number of person authorized to receive notices and communications)
July 30, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 8 Pages)

CUSIP No. 09066L105	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON: GREENBELT CORP. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3791931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	1,968,505
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,968,505
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		1,968,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		3.9%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON: GREENWAY PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3714238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	490,373
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	490,373
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		490,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.0%
14	TYPE OF REPORTING PERSON:	PN

1.0CUSIP No. 09066L105	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON: ALFRED D. KINGSLEY S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	7,512,394
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,968,505
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	8,002,767
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,968,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		9,971,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		19.8%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 27 (“Amendment No. 27”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, Amendment No. 14 dated February 2, 2004, Amendment No. 15 dated September 12, 2005, Amendment No. 16 dated December 27, 2005, Amendment No. 17, dated May 16, 2006, Amendment No. 18 dated October 18, 2007, Amendment No. 19 dated April 9, 2008, Amendment No. 20 dated November 19, 2008, Amendment No. 21 dated January 7, 2009,  Amendment No. 22 dated April 20, 2009, Amendment No. 23 dated July 2, 2009, Amendment No. 24 dated August 24, 2009, Amendment No. 25 dated August 19, 2010, and Amendment 26 dated November 17, 2010 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), and Alfred D. Kingsley (collectively, the “Reporting Persons”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on each Reporting Person’s respective cover sheet and presented in response to Item 5(c) is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

(a)           The information presented in response to Item 5(c) is incorporated by reference herein.

(b)           No change.

(c)           No change.

(d)           No change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown on their respective cover page, which information is incorporated by reference herein by such Reporting Person.  The percentages are based upon information provided by the Company as to the number of shares outstanding as of May 9, 2012, as reported by the Company in its Quarterly Report on Form 10-Q for the three months ended March 31, 2012.

The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table.  In such table, pursuant to Rule 13d-3, the Shares issuable upon the exercise of certain options owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof.

Name	Number of Shares	Approximate Percentage Of Outstanding Shares
Greenbelt	1,968,505	3.9%
Greenway	490,373	1.0%
Kingsley	7,512,394	14.9%

Greenbelt has direct beneficial ownership of 1,968,505 Shares.  Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns.  Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

Greenway has direct beneficial ownership of 490,373 Shares.  Mr. Kingsley, as the general partner of Greenway, may be deemed to beneficially own the Shares which Greenway beneficially owns.

(b)           If Mr. Kingsley were to exercise the portions of the options he holds that are presently exercisable and that will become exercisable within the next 60 days, he would have the sole power to vote or direct the vote of 7,512,394 Shares and the sole power to dispose or direct the disposition of such Shares.

(c)           During June 2012, Greenbelt donated 2,000 Shares to a charitable organization.

On July 1, 2012, Mr. Kingsley received a grant of options to purchase 50,000 Shares at an exercise price of $4.60 per share as part of his regular annual compensation for serving on the Company’s Board of Directors and as Chairman of the Board.  The options will vest in four equal quarterly installments conditioned upon Mr. Kingsley’s continued service on the Board of Directors for each applicable calendar quarter.  The options will expire on June 30, 2017.

On July 24, 2012, Mr. Kingsley and Greenway entered into a Share Exchange and Contribution Agreement (the “LifeMap Agreement”) with the Company’s subsidiary LifeMap Sciences, Inc. (“LifeMap”) pursuant to which Mr. Kingsley and Greenway agreed to contribute to LifeMap, in the aggregate, Shares having an aggregate value of not less than $2,000,000 ( the “Minimum Shares”) and not more than $3,000,000 (the “Maximum Shares”), determined as provided in the LifeMap Agreement, in exchange for shares of LifeMap common stock, no par value, at an initial price of $1.75 per LifeMap share.  On July 30, 2012, Mr. Kingsley contributed 140,000 Shares and Greenway contributed 280,000 Shares to LifeMap and will receive in exchange a number of shares of LifeMap common stock determined by multiplying the number of Company Shares contributed by $4.7661, which was determined by calculating the highest weighted average closing price per share on the NYSE MKT for any ten trading days during the period from July 1, 2012 through July 31, 2012 (the “First Outside Date”), and dividing that amount by the Exchange Price Per Share of LifeMap common stock.  The Exchange Price Per Share will initially be $1.75, but that price may be reduced, and additional shares of LifeMap common stock may be issued in exchange for the BioTime Shares received by LifeMap, if LifeMap sells shares of its common stock or other securities exercisable or exchangeable for, or convertible into, its common stock for a price per share of common stock lower than $1.75, other than pursuant to options granted under LifeMap’s stock option plan, on or before December 31, 2012.  In the case of a sale of preferred stock or other securities convertible into or exchangeable for LifeMap common stock (a “Convertible Security), or warrants or rights to purchase LifeMap common stock or any Convertible Security, the price per share of LifeMap common stock sold shall be the consideration paid for the warrant or Convertible Security plus any additional consideration paid or payable upon exercise, conversion or exchange, divided by the number of shares of common stock issued or issuable upon exercise, conversion or exchange thereof.

Mr. Kingsley and Greenway may contribute additional Shares to LifeMap so that the total number of Shares so contributed will have a total value of up to $3,000,000.  Any additional Shares so contributed will be valued as of September 30, 2012 at the highest weighted average closing price per share on the NYSE MKT for any ten trading days during the period from August 1, 2012 through September 30, 2012.

The total number of shares of LifeMap common stock issuable to Mr. Kingsley and Greenway in exchange for Shares contributed to LifeMap is subject to change if the Exchange Price Per Share is adjusted downward on or before December 31, 2012.  However, based on the 420,000 Shares contributed to date, Mr. Kingsley and Greenway will receive not less than 1,143,870 shares of LifeMap common stock, which will represent approximately 10.3% of the LifeMap common stock outstanding, if LifeMap does not issue any additional shares of its common stock.  The Company’s ownership interest in LifeMap will be reduced from 86.3% to approximately 77.4% as a result of the issuance of 1,143,870 of shares of LifeMap common stock to Mr. Kingsley and Greenway.  The Company’s ownership interest in LifeMap may be reduced to approximately 73.6%, and Mr. Kingsley’s and Greenway’s interest in LifeMap may increase to approximately 14.7%, if they contribute the Maximum Shares in exchange for LifeMap common stock, assuming that LifeMap does not issue any additional shares of its common stock.

The Company plans to register the Shares received by LifeMap for resale under the Securities Act of 1933, as amended, and LifeMap may then sell some or all of those Shares from time to time to finance its operations.

Mr. Kingsley is the Chairman of the Company’s Board of Directors and is a member of the Board of Directors of LifeMap.  The LifeMap Agreement has been approved by LifeMap’s Board of Directors, without the vote of Mr. Kingsley, and by the Company’s Audit Committee pursuant to the Company’s Related Person Transaction Policy.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)           No change.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information contained in Section 5(c) is incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 49	Share Exchange and Contribution Agreement, dated, July 24, 2012, among LifeMap Sciences, Inc., Alfred D. Kingsley and Greenway Partners, L.P.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: July 30, 2012

/s/ Alfred D. Kingsley
Alfred D. Kingsley

GREENWAY PARTNERS, L.P.
By:	Greenhouse Partners, L.P.,
its general partner

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENBELT CORP.

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, President

Exhibit 49

SHARE EXCHANGE AND CONTRIBUTION AGREEMENT

This Share Exchange and Contribution Agreement is entered into as of July 24, 2012 by LifeMap Sciences, Inc., a California corporation (the Company) and Alfred D. Kingsley and Greenway Partners, L.P. (collectively, Investor).

1. Definitions. As used in this Agreement, the following terms have the following meanings:

(a) “BioTime” means BioTime, Inc., a California corporation.

(b) “BioTime Shares” means common shares, no par value, of BioTime.

(c) “Common Stock” means common stock, no par value of the Company.

(d) “Exchange Price” means the lesser of $1.75 and the lowest price at which the Company sells shares of Common Stock to investors for cash (otherwise than through the exercise of options issued under the Company’s Stock Option Plan) during the period commencing June 15, 2012 and ending December 31, 2012. In the case of a sale of preferred stock or other securities convertible into or exchangeable for Common Stock (a “Convertible Security), or warrants or rights to purchase Common Stock or any Convertible Security, the price per share of Common Stock sold shall be the consideration paid for the warrant or Convertible Security plus any additional consideration paid or payable upon exercise, conversion or exchange, divided by the number of shares of Common Stock issued or issuable upon exercise, conversion or exchange thereof.

(e) “Exchange Shares” means shares of Common Stock issued to Investor by the Company in exchange for the Contributed Shares.

(f) “First Outside Date” means July 31, 2012.

(g) “Maximum Shares” means a number of BioTime Shares having a value of $3,000,000, based on the Price Per Contributed Share.

(h) “Minimum Shares” means a number of BioTime Shares having a value of $2,000,000, based on the Price Per Contributed Share.

(i) “Price Per Contributed Share” means the price of BioTime Shares determined in accordance with Section 3.

(j) “Second Outside Date” means September 30, 2012.

2. Contribution of BioTime Shares. Investor agrees to contribute to the Company a number BioTime Shares determined by Investor, but not less than the Minimum Shares and not more than the Maximum Shares, in exchange for Exchange Shares. The number of BioTime Shares contributed by Investor in exchange for Exchange Shares shall be the Contributed Shares. Investor shall deliver Contributed Shares consisting of not less than the Minimum Shares to the Company on a date determined by Investor but not later than the Outside Date. The contribution of the Contributed Shares shall be effected by delivery of the certificate(s) evidencing the Contributed Shares duly endorsed for transfer to the Company or accompanied by a duly executed stock transfer power, with such signature guarantees or other endorsements and documentation as the Company or the transfer agent for the Contributed Shares may require to register the transfer of the Contributed Shares in the name of the Company.

(a) If on the First Outside Date the Price Per Contributed Share, multiplied by the number of Contributed Shares, is less $2,000,000, the Company shall so notify Investor, and within two business days after such notice Investor shall contribute to the Company, as additional Contributed Shares, a number of additional BioTime Shares determined by Investor such that the Price Per Contributed Share determined as of the First Outside Date, multiplied by the number of Contributed Shares (including the additional BioTime Shares so contributed) is not less $2,000,000 and not more than $3,000,000.

(b) If on the First Outside Date the Price Per Contributed Share, multiplied by the number of Contributed Shares, is greater than $3,000,000, the Company shall so notify Investor, and shall return to Investor such number of the Contributed Shares as may be required to reduce the total value of the Contributed Shares retained by the Company to $3,000,000 based on the Price Per Contributed Share. Any such excess Contributed Shares shall be returned to Investor not later than the second business day after the First Outside Date.

(c) If Investor contributes less than the Maximum Shares on or before the First Outside Date, and if during the period commencing on the date of this Agreement and ending on the Second Outside Date the Company has not received at least $3,000,000 of equity capital, including the value of the Contributed Shares, the Company shall so notify Investor, and within two business days after such notice Investor shall contribute to the Company, as additional Contributed Shares, a number of additional BioTime Shares having a value (determined as of the Second Outside Date) equal to $3,000,000 minus the total amount of equity capital received by the Company from the date of this Agreement to the Second Outside Date (including the value of Contributed Shares previously contributed valued at the greater of the Price Per Contributed Share determined as of the First Outside Date and the Price Per Contributed Share determined as of the Second Outside Date). If Investor has not previously contributed the Maximum Shares and the Company has not received at least $5,000,000 of equity capital, including the Contributed Shares, from the date of this Agreement to the Second Outside Date, Investor may elect to contribute a number of additional Shares with a value equal to $5,000,000 minus the total amount of equity capital so received by the Company; provided that for the purpose of this sentence (i) Investor shall not contribute more than the Maximum Shares, (ii) the amount of equity capital raised shall include the Shares previously contributed by Investor, (iii) the value of the Shares so contributed or to be contributed shall be valued at the greater of the Price Per Contributed Share determined as of the First Outside Date and the Price Per Contributed Share determined as of the Second Outside Date), and (iv) Investor shall contribute any additional Shares pursuant to this sentence within two business days after receipt of notice from the Company as to the amount of equity capital so received by the Company from the date of this Agreement through the Second Outside Date.

3. Pricing of Contributed Shares. The Price Per Contributed Share shall be equal to (a) in the case of Shares contributed on or before the First Outside Date, the highest volume weighted average of the daily closing prices of BioTime Shares as reported on the NYSE MKT for any consecutive ten (10) trading day period from July 1, 2012 through the First Outside Date, and (b) in the case of Shares contributed after the First Outside Date, the highest volume weighted average of the daily closing prices of BioTime Shares as reported on the NYSE MKT for any consecutive ten (10) trading day during period from the first trading day after the First Outside Date through the Second Outside Date.

4. Issuance of Exchange Shares. Within two business days following the First Outside Date, the Company shall issue to Investor a number of Exchange Shares equal to (A) the Price Per Contributed Share multiplied by the number of Contributed Shares (excluding any Contributed Shares returned to Investor under Section 2(b)) contributed, divided by (B) the Exchange Price as then in effect. Within two business days following the Second Outside Date, the Company shall issue to Investor a number of Exchange Shares equal to (A) the Price Per Contributed Share multiplied by the number of Contributed Shares (excluding any Contributed Shares contributed after the First Outside Date pursuant to Section 2(a) or returned to Investor pursuant to Section 2(b)) contributed during the period commencing on the First Outside Date and ending on the Second Outside Date, divided by (B) the Exchange Price as then in effect.

(a) If after the date on which Exchange Shares are issued to Investor, the Exchange Price is lower than the lowest Exchange Price used to determine the number of Exchange Shares previously issued to Investor, the number of Exchange Shares shall be recalculated using such lower Exchange Price, and within two business days after such date, the Company shall issue to Investor a number of additional Exchange Shares equal to the excess of number of Exchange Shares as so recalculated over the total number of Exchange Shares previously issued to Investor.

(b) The Exchange Shares, when issued to Investor in exchange for the Contributed Shares pursuant to this Agreement, will be duly authorized, validly issued, fully paid, and non-assessable.

(c) No fractional Exchange Shares will be issued. LifeMap will pay cash in lieu of fractional shares at the Exchange Price in effect for determining the number of Exchange Shares issued.

5. Investment Representations. Investor makes the following representations to the Company in connection with the acquisition of the Exchange Shares:

(a) Investor is an Accredited Investor as defined in Rule 501 under the Securities Exchange Act of 1933, as amended (Securities Act), and has executed and are delivering to the Company an Accredited Investor Certification in the form of Exhibit A.

(b) Investor and its or his attorneys, accountants and financial advisors have made such investigation of the Company as they deemed appropriate for determining to acquire (and thereby make an investment in) the Exchange Shares.

(c) Investor understands that the Exchange Shares are being offered and sold without registration under the Securities Act and without registration or qualification under the California Corporate Securities Law of 1968, and the laws of other states, in reliance upon the exemptions from such registration and qualification requirements for non-public offerings. Investor acknowledges and understands that the availability of the aforesaid exemptions depends in part upon the accuracy of certain of the representations, declarations and warranties contained herein, which Investor makes with the intent that they may be relied upon by the Company.

(d) Investor either alone or together with its or his attorneys, accountants and financial advisors, has such knowledge and experience in financial and business matters to enable them to evaluate the merits and risks of an investment in the Exchange Shares and to make an informed investment decision with respect thereto.

(e) Investor is acquiring the Exchange Shares solely for its or his own account and for investment purposes, and not with a view to, or for sale in connection with, any distribution of the Exchange Shares, unless registered under the Securities Act.

(f) It has never been represented, guaranteed or warranted to Investor by the Company, or by any officer, director, employee, or agent of the Company, that Investor will realize any specific value, sale price, or profit as a result of acquiring the Exchange Shares.

6. Resale Restrictions.

(a) Investor agrees that Investor will not sell, offer for sale, or transfer any of the Exchange Shares, unless those Exchange Shares have been registered under the Securities Act, or unless there is an exemption from such registration and an opinion of counsel reasonably acceptable to the Company has been rendered stating that such offer, sale, or transfer will not violate the Securities Act or any state securities laws.

(b) The certificates evidencing Exchange Shares will contain a legend to the effect that transfer is prohibited except pursuant to registration under the Securities Act, or pursuant to an available exemption from registration under the Securities Act.

(c) The Company, and any transfer agent and registrar of the Exchange Shares, will refuse to register the transfer of any Exchange Shares not made pursuant to registration under the Securities Act, or pursuant to an available exemption from registration under the Securities Act.

7. Notices. Any notice required or permitted to be given to a party pursuant to the provisions of this Agreement shall be in writing and shall be effective upon personal delivery or upon deposit in the United States mail, postage prepaid, or sent by next business day air delivery service, properly addressed to the party to be notified as set forth below such party's signature, or at such other address as such party may designate by advance written notice to the other parties hereto.

8. Parties; Successors and Assigns. Except as otherwise provided herein, this Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, the parties and their respective successors and assigns.

9. Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

10. Amendments; Waivers. Any amendment or modification of this Agreement shall be effective only if evidenced by a written instrument executed by the parties. Any waiver by a party of its rights hereunder shall be effective only if evidenced by a written instrument. In no event shall such waiver of any rights hereunder constitute the waiver of such rights in any future instance unless the waiver so specifies in writing.

11. Governing Law; Venue. This Agreement is to be construed in accordance with and governed by the internal laws of the State of California without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to govern the rights and duties of the parties.

12. Entire Agreement. This Agreement, including the Exhibit attached, constitutes the entire agreement among the parties with respect to the subject matter hereof. This Agreement supersedes any and all prior or contemporaneous written or oral agreements pertaining to the same subject matter.

13. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed with signatures transmitted among the parties by facsimile or other electronic means, and no party shall deny the validity of a signature or this Agreement signed and transmitted by facsimile or other electronic means on the basis that a signed document is represented by a copy or facsimile and not an original.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

LIFEMAP SCIENCES, INC.

By:	/s/ David Warshawsky

Title:	Chief Executive Officer

/s/ Alfred D. Kingsley
Alfred D. Kingsley

Greenway Partners, Ltd.

By:	Greenhouse Partners, L.P.,
its general partner

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, General Partner

SHARE EXCHANGE AND CONTRIBUTION AGREEMENT Dated July 24, 2012